United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

October 2025

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: October 31, 2025		Director of Investor Relations



# Vale's 3Q25 Performance

October 31st, 2025



# Disclaimer

VALE

"This presentation may include statements expressing Vale's expectations regarding future events or results, including, without limitation: (i) iron ore, copper, and nickel production guidance on slide 5; (ii) CAPEX, start-up, additional capacity, and expected cost of the second furnace project at Onça Puma on slide 6; (iii) production capacity of Bacaba, Serra Leste, and Serra Sul+20, and investment amount on slide 7; (iv) iron ore and pellets C1 cash cost and all-in cost guidance on slide 14; (v) copper and nickel all-in cost guidance on slide 15; (vi) interest on equity payment on slide 16.

These risks and uncertainties include factors relating to our ability to perform our production plans and to obtain applicable environmental licenses.

It include risks and uncertainties relating to the following:

(a) the countries where we operate, especially Brazil, Canada and Indonesia;

(b) the global economy;

(c) the capital markets;

(d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature;

(e) global competition in the markets in which Vale operates;

(f) the estimation of mineral resources and reserves, the exploration of mineral reserves and resources and the development of mining facilities, our ability to obtain or renew licenses, the depletion and exhaustion of mines and mineral reserves and resources.

To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under "Forward-Looking Statements" and "Risk Factors" in Vale's annual report on Form 20-F."

# 1. Opening remarks



# Vale's Vision

**To be a trusted partner with the most competitive and resilient portfolio**



Superior Portfolio
Vale
Trusted Partner
Performance Driven

- Delivering a high quality, and flexible iron ore portfolio
- Focusing on customer-oriented solutions
- Accelerating copper growth
- Cultivating institutional relationships
- Generating a positive impact for people and nature
- Ensuring greater trust through increased transparency
- Reference in safety and operational excellence
- Securing competitiveness through a talent-driven and agile company
- Fostering innovation and digital solutions

VALE

# Solid performance across all segments; on track to the upper-end of production guidances


Iron Ore
production
(Mt)
Guidance
325–335 Mt
(246 Mt YTD)
+4%
91
94
3Q24
3Q25


Copper
production
(kt)
Guidance
340–370 kt
(274 kt YTD)
+6%
86
91
3Q24
3Q25


Nickel
production
(kt)
Guidance
160–175 kt
(131 kt YTD)
-1%
47
47
3Q24
3Q25



VALE

# Onça Puma successfully began operations of the second furnace

**Start-up in Sep-2025**
*Expected ramp-up in 3 months*

**15 ktpy Ni capacity addition**
*40 ktpy total site capacity*

**CAPEX: US$ 480 million**
*13% below budget*

**1st quartile in cost curve**
*Expected unit cost ~US$ 9.5[1]k/t*

[1]Unit cash cost after second furnace implementation.

VALE

# Novo Carajás Program: unlocking value from unique iron and copper endowments


North
East
Salobo
Copaiba
Paulo Afonso
AN34
Osasco
Itacaiunas
Leila
Bravos
PGG
Gameleira Norte
Alemão
Onça Puma
Salobo
Alemão
Itacaré
Serra Norte (N4)
N5
Serra Norte
Serra Leste (SL1)
Serra Sul
Bacaba
118
Barão
Pium
Sossego
South

### Serra Leste

**Operating license granted in Aug-25 for expansion**

Capacity: 10 Mtpy (+4 Mtpy) of iron ore

### Serra Sul + 20

**Mine operating license granted in Sep-25**

Capacity: 20 Mtpy of iron ore

### Bacaba

**Preliminary license and early works**

Capacity: 50 ktpy of copper (LOM average)

Investment (2025-2030) of

## R$ 70 billion

5.2 bn tons @ 65.2% Fe

1.2 bn tons @ 0.62% Cu

VALE

# Portfolio strategy: taking decision centered on value creation

## Active management to maximize value

- Concentrating high-silica ores
- Launching new mid-grade products
- Adjusting Carajás specification
- Improving supply chain flexibility

## Vale's iron ore fines premium

(US$/t)


US$ 1.8/t
0.7
-1.1
-1.9
3Q24
2Q25
3Q25

**Strategy driving better price realization**

VALE

# No dam at emergency level 3:
## delivering on our promise to society

### Dams at emergency level[1]


35
4
7
24
2020²
-71%
-74%
10
4
6
Oct. 2025
9
4
5
2025e
Level 3
Level 2
Level 1

**No dams at level 3 emergency**
Forquilha III reduced to emergency level 2

**GISTM conformance**

**60% of decharacterization program completed**
18 of 30 dams eliminated

[1] Dams include geotechnical facilities dedicated to mining processes. [2] Considering the highest number of structures at emergency level, in 2020.

# ESG ratings:
# improvements recognizing solid progress

## MSCI


Laggard
B
Laggard
CCC
Laggard
B
Average
BB
2018
2019
2023
Today

*Scale: CCC to AAA; the higher, the better*

## Sustainalytics


High risk
36.5
High risk
54.5
High risk
34
Medium risk
27
2018
2019
2023
Today

*Scale: 0 – 100; the lower, the better*

## ISS (Governance)


8
10
1
1
2018
2019
2023
Today

*Scale: 1 – 10; the lower, the better*



# 2. Financial Performance

# EBITDA: efficiency improvements and price realization boosting results

## EBITDA Proforma 3Q25 vs. 3Q24

*US$ million*


3,773
439
103
92
72
-80
4,399
Proforma EBITDA 3Q24[1]
Energy Transition Metals EBITDA contribution
Iron ore volumes[2]
Iron ore prices[2]
Iron ore costs and expenses[3]
Others[4]
Proforma EBITDA 3Q25[1]

[1] Excluding Brumadinho expenses and non-recurring itens. 3Q24 Proforma EBITDA was restated excluding one-off events (US$ -32 million). [2] Including iron ore fines and iron ore pellets. [3] Including iron ore fines and iron ore pellets and not including FX effect.
[4] Including EBITDA from Associates and JVs, expenses not allocated to segments and other effects from Iron Ore Solutions.

VALE

# Iron ore sales: robust sales performance; inventories to be converted into sales in the next quarters


Iron ore sales volumes
Mt
5%
81.8
77.3
86.0
3Q24
2Q25
3Q25


Iron ore production-to-sales
Mt
94.4
-3.9
• Pelletizing: -0.7
• Moisture change & adjustments: -1.0
• Concentration (ex-Brazil): -2.2
-4.5
• Cargos in transit and higher volumes of concentrated products in China (PFC)
86.0
Production 3Q25
Value chain mass loss
Inventory build-up
Sales 3Q25

# Iron ore costs: on track to meet guidances

## C1 cash cost, ex-third-party purchases

*(US$/t)*


0%
C1 cash cost guidance
US$ 20.5–22.0/t
20.6
22.2
20.7
3Q24
2Q25
3Q25

### Main effects in 3Q25 (y/y)

- Efficiency gains effect on inventory turnover (US$ –1.6/t)
- Higher maintenance and materials costs (US$ 1.2/t)
- FX effect (US$ 0.2/t)

## Iron ore & Pellets all-in costs[1]

*(US$/t)*


-4%
All-in guidance
US$ 53–57/t
55.1
55.3
52.9
3Q24
2Q25
3Q25

### Main effects in 3Q25 (y/y)

- Higher fines quality premiums (US$ –2.6/t)
- Lower freight costs (US$ –1.8/t)
- Higher distribution costs due to concentration in China (US$ 1.3/t)

# Base metals costs: continuous operational improvement; guidances revised downward

## Copper all-in costs

*('000 US$/t)*


2.9
-65%
1.5
1.0
3Q24
2Q25
3Q25
All-in guidance
US$ 1.0-1.5k/t
Lowered

### Main effects in 3Q25 (y/y)

- Higher by-product revenues, mainly due to higher gold prices and volumes (US$ -2.0 k/t)

## Nickel all-in costs

*('000 US$/t)*


18.1
-32%
12.4
12.3
3Q24
2Q25
3Q25
All-in guidance
US$ 13.0-14.0k/t
Lowered

### Main effects in 3Q25 (y/y)

- Lower COGS, mainly due to higher production from own sources (US$ -2.7 k/t)
- Higher by-products revenues, due higher prices and volumes (US$ -3.0k/t)

VALE

# FCF: robust recurring FCF generation and proceeds from Aliança Energia deal are the highlights

## Free cash flow – 3Q25

*US$ million*


4,399
-231
-1,250
-653
-234
-183
-286
1,562
1,006
-1,276
-1,485
550
357
Proforma EBITDA
Working capital variation
CAPEX
Net financial expenses & income taxes¹
Associates & JVs²
Brumadinho incurred expenses & dam decharacterization³
Others⁴
Free Cash Flow (recurring)
Aliança Energia deal
Brumadinho & Samarco⁵
Interest on capital payment
Cash management and others⁶
Increase in cash & equivalents
Cash flow
Debt & commitments amortization and cash/liability management

[1] Includes income taxes and REFIS (US$ -558 million), interests on loans and borrowings (US$ -185 million), leasing (US$ -42 million), net cash received on settlement of derivatives (US$ 93 million), and other financial revenues (US$ 39 million). [2] Related to Associates and Joint Ventures EBITDA that was included in the Proforma EBITDA, net of dividends received. [3] Includes incurred expenses on Brumadinho (US$ -73 million) and payments on dam decharacterization (US$ -110 million). [4] Includes disbursements related to railway concession contracts (US$ -144 million), streaming transactions (US$ -155 million), and others. [5] Payments related to Brumadinho and Samarco. Excludes incurred expenses. [6] Includes US$ 1.011 billion in new loans & bonds and US$ -461 million in debt repayment.

VALE

# Expanded net debt: trending towards mid-range

## Expanded net debt

*US$ million*


17,448
-1,562
-1,006
1,485
Cash effects
-64
229
110
Accounting effects
16,640
US$ 20 bn
Moving towards the mid-range of the target
US$ 10 bn
Expanded net debt 2Q25
Recurring FCF
Aliança Energia deal
Shareholder remuneration (interest on capital)
Swaps adjustments (mark-to-market)
Provisions adjustments
Debt, leases and cash adjustments (FX, others)
Expanded net debt 3Q25

# Key takeaways

## Safety is our core value
*No dams at Emergency Level 3; 60% of decharacterization program completed*

## Continued focus on operational excellence
*Continued improvements in production and cost performance*

## Portfolio set to generate long-term value
*Adding resiliency and flexibility*

## Building the right portfolio
*Advancing on New Carajás program; leveraging on a unique endowment*

## Disciplined capital allocation
*Balancing capex, growth and strong shareholder returns*



VALE

# Thank You.

vale.com/investors